chronability

Time management, evolved.







Mission

To help users intelligently allocate their time and willpower so they can enjoy the present moment to the fullest.







Problem

Time and **willpower** are our most valuable resources, *yet there is no easy way to manage them.*

The quality of your life is largely determined by the quality of your time management.

- Brian Tracy





Solution

Chronability: the next evolution in time management.

- Beautiful visualization of your entire day
- Fixed appointments and flexible to-dos are displayed together
- Free time calculated in real time to keep you motivated and on track
- Your day view is available at all times on your iPhone or Apple Watch



You have 7 scheduled tasks with 1 hours and 21 minutes of free time
GROCERY SHOPPING
01h 45m
Dentist appointment
11:15 AM - 12:00 PM
Meeting with Liam
2:00 PM - 3:00 PM
CLEAN THE APARTMENT
Dentist appointment
11:15 AM - 12:00 PM
Meeting with Liam



THIS IS YOUR DAY
Select a start time and end time to set the total number of hours in your day.



ADD A TASK
After naming your task, assign a category and task duration by long pressing.



TRACK TASK TIME
Tap the task once to start the timer, tap again to pause, and double tap to complete the task.



RECLAIM YOUR FREE TIME
Manage your time, complete tasks, and make the most of your day.



LINK YOUR APPLE WATCH
Time tracking is now at your fingertips - or rather, your wrist


START TIME
am 11 00
MON 5/25
END TIME
am 2 00
TUE 5/26


ERRAND


04h 00m
06h 00m
EDIT TIME LEFT


ADD TASKS TO TODAY
CREATE A TASK
COMMUTE TO WORK
00h 30m
JOURNAL / MEDITATE
00h 30m
LAUNDRY
00h 30m
PLEASURE READING
00h 30m


TODAY'S VIEW
00h 12m 15s


DASHBOARD
01h 10m
AVG. TIME TO COMPLETE TASKS
06
COMPLETED TASKS
02h 30m
BONUS TIME



Market



Busyness has become an **epidemic**, and the productivity market is exploding

The Fastest-Growing App Categories in 2015
Year-over-year increase in app sessions by category (2015 vs. 2014)
Personalization 332%
News & Magazines 135%
Utilities & Productivity 125%
Lifestyle & Shopping 81%
Travel & Navigation 54%
Sports 53%
Health & Fitness 52%
Messaging & Social 51%
Music, Media & Entertainment 21%





List
NO
Global
Action
Work
Repeat
LEARNING
YES
Strategy
Skill
Study
Do
Record
Key
Power
Goal
Execute
Leader
Training
Teamwork
check
Modify
Concept
Ambition
Confident
Run
Team
SUCCESS

'Busy' has become the new 'Fine'.
- Jeff Shinabarger
www.clutterrescue.com.au

@StatistaCharts Source: Flurry Analytics

Yet no one has found a cure to the epidemic…

This is a small subset of time management books published ***just in 2016***























































Student Time Management 101
101 Tips on How to Manage Your Time
Crystal Jonas
Student 101 Series
50 SECRETS TO ORGANISE YOURSELF IN A NOISY WORLD AND KICK PROCRASTINATION IN THE BUTT!
TIME MANAGEMENT
KELLIE SULLIVAN
PRODUCTIVITY BEAST
An Unconventional Guide To Getting Things Done
THIBAUT MEURISSE
OWN YOUR DAY
How Sales Leaders Master Time Management, Minimize Distractions, and Create Their Ideal Lives
KEITH ROSEN
HOW TO 3X YOUR PRODUCTIVITY WITHIN A MONTH
AND DO A FULL DAY'S WORK IN 90 MINUTES
STEVE PAVLINA
Articles compiled by THIBAUT MEURISSE
Christian Time Management
Dr. Miriam Kinai
TIME MANAGEMENT
Increase Productivity and Organize Your Day with these Easy to Use Time Management Hacks!
JOHNATHON ANDERSON
How OUTLIERS stop being lazy
ACHIEVE MORE ACCOMPLISH THE IMPOSSIBLE TODAY:
The 48hr day
MIKEL IVANSON
DOMINIC MANN
TIME MANAGEMENT
How to Manage Your Time, Be More Productive, and Overcome Procrastination
TIME MANAGEMENT
MASTERING PRODUCTIVITY AND APPLYING THE SECRETS THAT GIVE YOUR DAY 25 HOURS
VERONICA HURST
Finding Time to LEAD
LESLIE PETERS
WILLIAM FROST
TIME MANAGEMENT
Simple tips, tricks, and techniques to increase productivity and decrease procrastination, with less time and stress
ULTIMATE TIME MANAGEMENT
For Teens and Students
BY CHRISTIAN HEATH
TIME MANAGEMENT
MASTER TIME MANAGEMENT AND BOOST YOUR SUCCESS
Time Management, Productivity and Success
TED ROBBINS
TIME MANAGEMENT:
TO-DO LIST STRATEGIES
To Become a Productivity Master and Get Things Done
3rd Edition!
DANE TAYLOR
TIME MANAGEMENT
How to Stop Procrastination, Overcome Distractions, and Increase Productivity
BRIANNA ANDERSON
TIME MANAGEMENT
How to be the Master of Your Time and Manage Better to Achieve Your Needs
ROBERT H. GARCIA
Don't Read This Book
Time Management for Creative People
Donald Roos
A NO-NONSENSE APPROACH
ESSENTIAL TIME HACKS
SKYROCKET YOUR PRODUCTIVITY
turn 24 hours into 48
STEFAN CAIN
EFFECTIVE TIME MANAGEMENT
10 Productivity Habits and 10 Action Tools to Overcome Procrastination and Increase your Productivity
Includes 8 Meditation Exercises for Focused Deep Work
HALEY HOLLIDAY
TIME MANAGEMENT STRATEGIES
for the Overwhelmed Mom
TIME MANAGEMENT
LEARN TIPS AND SKILLS TO SLAY YOUR PROCRASTINATION DRAGON
SET YOURSELF FREE TO ACHIEVE SUCCESS AND HAPPINESS NOW
Robert Davies
TIME MANAGEMENT
SIMPLE & EFFECTIVE TIME MANAGEMENT TECHNIQUES TO MANAGE PROCRASTINATION, REDUCE STRESS, INCREASE PRODUCTIVITY + GET MORE OUT OF YOUR DAY!
JAIDYN SMITH
2ND EDITION
MASTER YOUR TIME
MASTER YOUR LIFE
The Breakthrough System to Get More Results, Faster, in Every Area of Your Life
BRIAN TRACY
Bestselling author of Eat That Frog!
From the Author of Creating Magic... Based on the Principles Taught at the World-Renowned Disney Institute
TIME MANAGEMENT MAGIC
HOW TO GET MORE DONE EVERY DAY
MOVE FROM SURVIVING TO THRIVING
LEE COCKERELL
FORMER EXECUTIVE VICE-PRESIDENT, OPERATIONS, WALT DISNEY WORLD RESORT
TIME MANAGEMENT MADE (STUPIDLY) EASY
A MODESTLY SIMPLE GUIDE TO TIME MANAGEMENT
MICHAEL R. CLARKE
PRODUCTIVITY AT WORK
21 tips for explosive Time Management and Productivity at work
PAUL VII
Pashun Consulting



Market

Why has nobody been able to cure this epidemic?

The answer is deceptively simple…
and may shock you.



Competition

Today's productivity apps **don't manage time at all.**

To-do list apps let you create a **static list of tasks** that you can check off. They ignore *time management* completely.

Calendar apps do involve time, but only in the context of *scheduled appointments*. They are not designed to incorporate and manage your *regular, flexible to-dos*.













Competition

Indeed, today's productivity software is often glorified versions of old-fashioned paper to-do lists and calendars.





Things
Pay bills
Wash car

Lists
Today
Edit
Send in job application
due
Renew licence plate
Aug 8
Plan Wedding
Make list of invited people
Buy theater tickets
Buy Anna's birthday gift
Master's thesis
Discuss draft with professor
Plan Vacation in Italy
Make hotel reservation
Sep 18

List
Day
Week
Month
July 2010
Sun
Mon
Tue
Wed
Thu
Fri
Sat
Article
Indepe
BBQ
Dawn'
Article
Mom's
Invoic
May
Jun
Jul
Aug
Sep

An **evolution** in time management technology is needed



Competition

All other available apps are simply **not poised** to take advantage of the plethora of new technologies that could **automate** the most difficult parts of time

Location Awareness



Crowdsourced Data



Machine Learning



Internet of Things



Wearables



Virtual Reality



Augmented Reality





Road Map

Chronability is the foundation that can incorporate these technologies to create an intelligent personal assistant that actively helps you manage your time.

Location Awareness


Crowdsourced Data


Machine Learning


Internet of Things


Wearables


Virtual Reality


Augmented Reality




Business Model

Chronability is a free mobile application

- Free version available on iPhone and Apple Watch

- Premium version with access to desktop application

- Enterprise version for business

Premium version includes cross-platform integration



Target Market

Three target demographics have been chosen

- Productivity aficionados

- Early adopters and innovators

- College and graduate students



User Acquisition

We start by targeting college students

- Promote brand at select colleges
- Use student feedback to develop Beta
- Add more schools to scope



ADD A TASK
START TIME
8/30/16, 8:00 AM
TEST APP AT COLLEGES
04h 00m
COLLECT STUDENT FEEDBACK
02h 00m
DEVELOP BETA
03h 00m
ADD MORE SCHOOLS TO SCOPE
02h 30m

Using their feedback to fill students' needs



Team

Core Team



Nizar Taki MD
CEO / Founder



Mansoor Naseem
Lead Developer



John Fanning
Advisor
Founder - Napster
Advisor - Netcapital



Status

We are developing our Alpha

- Functioning prototype built

- Using prototype to gather feedback for iterative development

- Next Step: Harvard University and MIT campus testing

Currently Raising: $100,000



Thank You